FIFTH BANK LOAN CERTIFICATE OF NOTIFICATION

                             (First Quarter - 1997)

                                    Filed by

                              THE SOUTHERN COMPANY

Pursuant to order of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No.70-8789.

The Southern Company (SOUTHERN) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 in the above matter at the end of the first quarter of 1997, SOUTHERN had:-

Short-term or term loan notes outstanding - $84,250,000;

Commercial paper to dealers outstanding - $709,115,345; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0.



                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: May 15, 1997            THE SOUTHERN COMPANY


                               By:       /s/  Tommy Chisholm
                                    Tommy Chisholm
                                    Secretary and Assistant Treasurer